UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03013414

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-49291

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Miller Tabak Roberts Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
331 Madison Avenue – 12th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH, D.C. 207

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brett Maybrown **(212) 370-0040**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Joel Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Miller Tabak Roberts Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LOIS E. TORRES
NOTARY PUBLIC, State of New York
No. 31-4845964, Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 01-31-06

Notary Public

Signature

Member of the Managing Member
Joel Miller
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Miller Tabak Roberts Securities, LLC

December 31, 2002
with Report of Independent Auditors

Miller Tabak Roberts Securities, LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
Miller Tabak Roberts Securities, LLC

We have audited the accompanying statement of financial condition of Miller Tabak Roberts Securities, LLC (a Limited Liability Company) (the "Company") as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Tabak Roberts Securities, LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2002

Miller Tabak Roberts Securities, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$12,173,695
Due from brokers and dealers	7,856,004
Securities owned, at market value	1,367,687
Other assets	198,866
Total assets	$ 21,596,252
Liabilities and members' equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 1,006,764
Accrued expenses and other liabilities	9,640,956
	10,647,720
Members' equity	10,948,532
Total liabilities and members' equity	$ 21,596,252

See accompanying notes to statement of financial condition.

Miller Tabak Roberts Securities, LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Miller Tabak Roberts Securities, LLC ("MTR" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers Inc. MTR Capital Corp., a New York corporation, is the parent who owns 75% of the Company and acts as the managing member. MTR is an institutional broker-dealer specializing primarily in fixed income securities (high yield, convertible and emerging market debt).

The Company clears its securities transactions on a fully disclosed basis through Bear Stearns Securities Corp. (the "Clearing Broker").

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from these estimates.

For the statement of financial condition presentation, the Company considers all investments in United States Treasury Bills purchased with initial terms of maturity of three months or less to be cash equivalents.

All securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on the last sales price as of the end of the year. If such security did not trade on such day, the value is based upon prices quoted by unaffiliated market makers that regularly trade similar securities.

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

3. Due From Brokers and Dealers

Due from brokers and dealers includes primarily proceeds from securities sold short, net receivables and payables for unsettled transactions, margin deposits and cash balances with the Clearing Broker. Cash at the Clearing Broker that is related to securities sold, not yet purchased, is restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned. At December 31, 2002, the Company had no margin debt.

4. Net Capital

MTR is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness of $9,640,956 or $100,000. At December 31, 2002, MTR had net capital of $10,521,013 which was $9,878,283 in excess of the amount required.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the net capital rule of the SEC. On January 3, 2003 MTR distributed $3,230,000 of its undistributed earnings.

5. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of the following:

Securities owned, at market value:	
Corporate bonds	$ 1,217,557
Equity securities	150,130
	$ 1,367,687
Securities sold, not yet purchased, at market value:	
Corporate bonds	$ 833,682
Equity securities	173,082
	$ 1,006,764

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

6. Financial Instruments with Off Balance Sheet Risk, Concentrations of Credit Risk, Commitments and Contingencies

From time to time, MTR may trade various financial instruments and enters into various investment activities with off-balance sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that MTR, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

MTR continuously monitors its transactions with off-balance sheet risk.

At December 31, 2002, substantially all of the Company's cash and cash equivalents, due from brokers and dealers and securities owned are held at the Clearing Broker and therefore, are subject to the credit risk of the Clearing Broker. This risk is mitigated by the fact that all accounts at the Clearing Broker are fully protected by an excess securities bond issued by a major insurance provider.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees of Indebtedness of Others" (FIN 45) which provides accounting and disclosure requirements for certain guarantees. In this regard, MTR has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2002, there were no amounts to be indemnified to the Clearing Broker for these accounts.

7. Related Party Transactions

Pursuant to a Facilities Management Agreement, MTR receives general administrative services from Miller Tabak + Co., LLC ("MT"), a minority investor in MTR, including office space, furniture and equipment, office management, trading support personnel, clearance services and maintaining books and records (collectively, "Administrative Services"). As compensation for the Administrative Services, the Company pays a fee based on a percentage of its net realized trading gains plus certain specific costs benefiting MTR paid by MT.

8. Income Taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax and Texas Corporation Franchise Tax.